
13003878



PE 11/22/2013

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
DEC 16 2013
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-16-13

Re: Pfizer Inc.
Incoming letter dated November 22, 2013

Dear Mr. Lepore:

This is in response to your letter dated November 22, 2013 concerning the shareholder proposal submitted to Pfizer by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

December 16, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated November 22, 2013

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

We are unable to concur in your view that Pfizer may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Additionally, we are unable to conclude that the portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that Pfizer may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Matthew Lepore
Corporate Secretary
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 7513 Fax +1 212 338 1928
Matthew.Lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

November 22, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2014 Annual Meeting
Omission of Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner ("Mr. Steiner"), with John Chevedden ("Mr. Chevedden") and/or his designee authorized to act as Mr. Steiner's proxy (Mr. Steiner and Mr. Chevedden are referred to collectively as the "Proponent"), from the proxy materials to be distributed by Pfizer in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2014 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The text of the supporting statement contained in the Proposal is copied below:

> Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.
>
> This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings.
>
> This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:
>
> GMI Ratings, an independent investment research firm rated our company D for its executive pay – $25 million for Ian Read plus excess perks and excess pension. Pfizer can give long-term incentive pay to Mr. Read for below-median performance. Our company did not link environmental or social performance to its incentive pay policies.
>
> GMI rated Pfizer D for its accounting. GMI said there were forensic accounting ratios related to revenue recognition that had extreme values either relative to industry peers or to our company's own history. Pfizer was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 99% of companies.

> Three directors with 16 to 25 years long-tenure had seats on our key board committees. Don Cornwell (16-years) was on our audit and executive pay committees. Constance Horner (20-years) was on our nomination committee and Anthony Burns (25-years) was on our audit and nomination committees. George Lorch, our Lead Director, was overboarded with seats on 4 company boards.
>
> Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value[.]

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2014 proxy materials pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

III. Background

Pfizer received the Proposal, accompanied by a cover letter from the Proponent, by email on October 27, 2013, and received a letter from TD Ameritrade, dated October 31, 2013, verifying Mr. Steiner's stock ownership as of such date. On November 8, 2013, Pfizer sent a letter to the Proponent notifying the Proponent that the Proposal contained more than 500 words. On November 11, 2013, the Proponent sent Pfizer a revised Proposal. Copies of the revised Proposal, cover letter, broker letter and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Materially False and Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has also taken the position that companies may exclude statements under Rule 14a-8(i)(3) when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B. *See, e.g., Burlington Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of supporting statements involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); *Boise Cascade Corp.* (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for separation of the CEO and chairman); *see also Entergy Corp.* (Feb. 14, 2007) (permitting exclusion of a proposal where, along with other misleading defects in the proposal, the supporting statement was irrelevant to the subject matter of the proposal); *Energy East Corp.* (Feb. 12, 2007) (same); *The Bear Stearns Cos. Inc.* (Jan. 30, 2007) (same).

The subject matter of the Proposal is shareholder action by written consent. However, five of the seven paragraphs in the supporting statement address various matters unrelated and irrelevant to the subject of shareholder written consent. A reasonable shareholder could, after reading the supporting statement, be uncertain as to whether his or her vote relates to Pfizer's executive pay, accounting matters, director tenure, director overboarding or environmental, social and corporate governance performance, or the ability to act by written consent. Even the Proponent acknowledges that a substantial portion of the supporting statement is unrelated to the proposal by stating in the last sentence of the supporting statement that he is now "[r]eturning to the core topic of this proposal" and yet, still does not refer to written consent in such concluding statement. Rather, it mentions "improvable corporate governance" and makes a vague request to "please vote to protect shareholder value." As a result, when read together, the resolution and the supporting statement are materially misleading because there is a strong likelihood that a reasonable shareholder, upon reading the entire Proposal, would be uncertain as to the matter on which he or she is being asked to vote.

The supporting statement is also misleading in attempting to influence votes in favor of the Proposal based on unrelated matters and purported deficiencies, rather than on the merits of the Proposal itself. The supporting statement improperly instructs shareholders to evaluate the Proposal "more favorably ... due to [the] Company's clearly improvable environmental, social and corporate governance performance," which suggests that shareholders who vote in favor of the Proposal will be voting to take action to address the purported deficiencies discussed in the supporting statement. This suggestion is false and materially misleading to shareholders.

Accordingly, Pfizer believes that the entire Proposal may be excluded from its 2014 proxy materials pursuant to Rule 14a-8(i)(3) as materially false and misleading. Alternatively, and to the extent that the Staff does not concur that the entire Proposal may be excluded, Pfizer requests that it be permitted to exclude those portions of the supporting statement that are irrelevant to the subject matter of the Proposal, specifically, the third, fourth, fifth, sixth and seventh paragraphs of the supporting statement.

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2014 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore

Enclosures

cc: Kenneth Steiner
John Chevedden

EXHIBIT A

(see attached)

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Ian C. Read
Chairman of the Board
Pfizer Inc. (PFE)
235 E. 42nd Street
New York NY 10017
Phone: 212 773-2323

Dear Mr. Read,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
FISMA & OMB Memorandum M-07-16 at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-16-13
Date

cc: Matthew Lepore <Matthew.Lepore@pfizer.com>
Corporate Secretary
PH: 212-733-7513
FX: 212-573-1853
Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
PH: 212-733-5356
FX: 212-573-1853

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Ian C. Read
Chairman of the Board
Pfizer Inc. (PFE)
235 E. 42nd Street
New York NY 10017
Phone: 212 773-2323

Dear Mr. Read,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
FISMA & OMB Memorandum M-07-16 at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-16-13
Date

cc: Matthew Lepore <Matthew.Lepore@pfizer.com>
Corporate Secretary
PH: 212-733-7513
FX: 212-573-1853
Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
PH: 212-733-5356
FX: 212-573-1853

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Ian C. Read
Chairman of the Board
Pfizer Inc. (PFE)
235 E. 42nd Street
New York NY 10017
Phone: 212 773-2323

Dear Mr. Read,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



10-16-13

Kenneth Steiner
Rule 14a-8 Proponent since 1995

Date

cc: Matthew Lepore <Matthew.Lepore@pfizer.com>
Corporate Secretary
PH: 212-733-7513
FX: 212-573-1853
Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
PH: 212-733-5356
FX: 212-573-1853

[PFE: Rule 14a-8 Proposal, October 27, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D for its executive pay – $25 million for Ian Read plus excess perks and excess pension. Our company can pay long-term incentives to Mr. Read for below-median performance. Our company did not link environmental or social performance to its incentive pay policies.

GMI rated our company D for its accounting. GMI said there were forensic accounting ratios related to revenue recognition that had extreme values either relative to industry peers or to our company's own history. Our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices, for Foreign Corrupt Practices Act, or other bribery or corruption violations, by company employees or other corporate agents and for engaging in or facilitating tax avoidance, tax evasion or offshore finance practices intended to limit the fair payment of taxes or fair disclosure of significant assets or liabilities. Pfizer Inc. was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 99% of companies.

Three directors with 16 to 25 years long-tenure had seats on our key board committees. Don Cornwell (16-years) was on our audit and executive pay committees. Constance Horner (20-years) was on our nomination committee and Anthony Burns (25-years) was on our audit and nomination committees. George Lorch, our Lead Director, was overboarded with seats on 4 company boards.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



Post-it® Fax Note 7671	Date 10-31-13	# of pages ▶
To Matthew Lepore	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 212-573-1853	Fax #	

October 31, 2013

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since September 1, 2012, you have continuously held at least 700 shares each of Intl Business Machines Com (IBM), Alcoa Inc Com (AA), General Electric Co Com (GE), Pfizer Inc Com (PFE), Textron Inc Com(TXT), Johnson & Johnson Com (JNJ), Mcgraw Hill Financial Inc Com (MHFI), Abbott Labs Com (ABT), AT&T Inc Com (T), and American Express Co Cm (AXP) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade



Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx and Email

November 8, 2013

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal for 2014 Annual Meeting of Shareholders: Shareholder Right to Act by Written Consent

Dear Mr. Chevedden:

This letter will acknowledge receipt on October 27, 2013 of an email from you to Matthew Lepore of Pfizer Inc. (the "Company"), containing a letter from Kenneth Steiner, dated October 16, 2013, and submitting a shareholder proposal (the "Proposal") for consideration at our 2014 Annual Meeting of Shareholders.

Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, specifies that any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more than 500 words. To remedy this defect, you must revise the proposal and supporting statement so that they do not exceed 500 words.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2014 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,



Suzanne Y. Rolon

cc: Kenneth Steiner
Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Ian C. Read
Chairman of the Board
Pfizer Inc. (PFE)
235 E. 42nd Street
New York NY 10017
Phone: 212 773-2323

NOVEMBER 11, 2013: REVISED AT PFIZER REQUEST.

Dear Mr. Read,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



10-16-13
Date

Kenneth Steiner
Rule 14a-8 Proponent since 1995

cc: Matthew Lepore <Matthew.Lepore@pfizer.com>
Corporate Secretary
PH: 212-733-7513
FX: 212-573-1853
Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
PH: 212-733-5356
FX: 212-573-1853

[PFE: Rule 14a-8 Proposal, October 27, 2013]
[Revision at PFE request: November 11, 2013]
Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D for its executive pay – $25 million for Ian Read plus excess perks and excess pension. Pfizer can give long-term incentive pay to Mr. Read for below-median performance. Our company did not link environmental or social performance to its incentive pay policies.

GMI rated Pfizer D for its accounting. GMI said there were forensic accounting ratios related to revenue recognition that had extreme values either relative to industry peers or to our company's own history. Pfizer was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 99% of companies.

Three directors with 16 to 25 years long-tenure had seats on our key board committees. Don Cornwell (16-years) was on our audit and executive pay committees. Constance Horner (20-years) was on our nomination committee and Anthony Burns (25-years) was on our audit and nomination committees. George Lorch, our Lead Director, was overboarded with seats on 4 company boards.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



Post-it® Fax Note 7671	Date 10-31-13	# of pages ▶
To Matthew Lepore	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 212-573-1853	Fax #	

October 31, 2013

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since September 1, 2012, you have continuously held at least 700 shares each of Intl Business Machines Com (IBM), Alcoa Inc Com (AA), General Electric Co Com (GE), Pfizer Inc Com (PFE), Textron Inc Com(TXT), Johnson & Johnson Com (JNJ), Mcgraw Hill Financial Inc Com (MHFI), Abbott Labs Com (ABT), AT&T Inc Com (T), and American Express Co Cm (AXP) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com



Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx and Email

November 8, 2013

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal for 2014 Annual Meeting of Shareholders: Shareholder Right to Act by Written Consent

Dear Mr. Chevedden:

This letter will acknowledge receipt on October 27, 2013 of an email from you to Matthew Lepore of Pfizer Inc. (the "Company"), containing a letter from Kenneth Steiner, dated October 16, 2013, and submitting a shareholder proposal (the "Proposal") for consideration at our 2014 Annual Meeting of Shareholders.

Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, specifies that any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more than 500 words. To remedy this defect, you must revise the proposal and supporting statement so that they do not exceed 500 words.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Ian C. Read
Chairman of the Board
Pfizer Inc. (PFE)
235 E. 42nd Street
New York NY 10017
Phone: 212 773-2323

NOVEMBER 11, 2013: REVISED AT PFIZER REQUEST

Dear Mr. Read,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
FISMA & OMB Memorandum M-07-16 at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-16-13
Date

cc: Matthew Lepore <Matthew.Lepore@pfizer.com>
Corporate Secretary
PH: 212-733-7513
FX: 212-573-1853
Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
PH: 212-733-5356
FX: 212-573-1853

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



Post-it® Fax Note 7671		Date 10-31-13	# of pages ▶
To Matthew Lepore		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 212-573-1853		Fax #	

October 31, 2013

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in Memor…ndum in TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since September 1, 2012, you have continuously held at least 700 shares each of Intl Business Machines Com (IBM), Alcoa Inc Com (AA), General Electric Co Com (GE), Pfizer Inc Com (PFE), Textron Inc Com(TXT), Johnson & Johnson Com (JNJ), Mcgraw Hill Financial Inc Com (MHFI), Abbott Labs Com (ABT), AT&T Inc Com (T), and American Express Co Cm (AXP) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave.
Omaha, NE 68154

www.tdameritrade.com



Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx and Email

November 8, 2013

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal for 2014 Annual Meeting of Shareholders: Shareholder Right to Act by Written Consent

Dear Mr. Chevedden:

This letter will acknowledge receipt on October 27, 2013 of an email from you to Matthew Lepore of Pfizer Inc. (the "Company"), containing a letter from Kenneth Steiner, dated October 16, 2013, and submitting a shareholder proposal (the "Proposal") for consideration at our 2014 Annual Meeting of Shareholders.

Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, specifies that any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more than 500 words. To remedy this defect, you must revise the proposal and supporting statement so that they do not exceed 500 words.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Ian C. Read
Chairman of the Board
Pfizer Inc. (PFE)
235 E. 42nd Street
New York NY 10017
Phone: 212 773-2323

NOVEMBER 11, 2013: REVISED AT PFIZER REQUEST.

Dear Mr. Read,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-16-13
Date

cc: Matthew Lepore <Matthew.Lepore@pfizer.com>
Corporate Secretary
PH: 212-733-7513
FX: 212-573-1853
Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
PH: 212-733-5356
FX: 212-573-1853

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***